UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

24 August 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498

Email: irisp@bsi.co.il

Announcement of Bronfman-Alon – clarification

ROSH HAAYIN, Israel, August 24, 2005 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that following the announcement of August 22, 2005, it is hereby clarified that prior to the completion of the transaction for the transfer of the shares in Bronfman Alon Ltd. (“Bronfman Alon”), the shareholders in Bronfman Alon are:

The Alon group 50% and the Bronfman Fisher group 50%. The holdings of Alon group and of the Bronfman Fisher group are by a chaining by means of subsidiaries.

According to what Blue Square has been informed, following the completion of the transaction for the transfer of the shares, the holdings of Alon group in Bronfman Alon will be approximately 73.4% and the holdings of Bronfman Fisher group in Bronfman Alon will be approximately 26.6%. However a slight deviation is possible in these percentages, which will become clarified at the time of completion of the transaction.

Blue Square has been further informed that the control of the current management of Blue Square and of Blue Square Chain Investments & Properties Ltd. will be conveyed to Alon group, subject to protections for the minority that will be stipulated in an agreement between the parties.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2004.